                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO. 5)


                           UNO RESTAURANT CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   914900-10-5
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                         CONSTANTINE ALEXANDER, ESQUIRE
                            JAMES E. DAWSON, ESQUIRE
                          NUTTER, MCCLENNEN & FISH, LLP
                             ONE INTERNATIONAL PLACE
                              BOSTON, MA 02110-2699
                                 (617) 439-2000
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                OCTOBER 25, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections
240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                         ---------------------------
  CUSIP NO. 914900-10-5                                  Page 2 of 15 Pages
----------------------------                         ---------------------------

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Aaron D. Spencer
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |x|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             00 (to be determined)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                        |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.
--------------------------------------------------------------------------------

       NUMBER OF           7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                6,292,327
    OWNED BY EACH  -------------------------------------------------------------
       REPORTING           8     SHARED VOTING POWER
        PERSON
         WITH                    441,118
                   -------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 6,292,327
                   -------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 440,000
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,733,445
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                     |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             61.2%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             IN
================================================================================

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                                  SCHEDULE 13D

----------------------------                         ---------------------------
  CUSIP NO. 914900-10-5                                  Page 3 of 15 Pages
----------------------------                         ---------------------------

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Uno Associates
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |x|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             00 (to be determined)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                        |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts
--------------------------------------------------------------------------------

       NUMBER OF           7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                1,861,977
    OWNED BY EACH  -------------------------------------------------------------
       REPORTING           8     SHARED VOTING POWER
        PERSON
         WITH                    0
                   -------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 1,861,977
                   -------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,861,977
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                     |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             PN
================================================================================

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                                  SCHEDULE 13D

----------------------------                         ---------------------------
  CUSIP NO. 914900-10-5                                  Page 4 of 15 Pages
----------------------------                         ---------------------------

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Craig S. Miller
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |x|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             00 (to be determined)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                        |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.
--------------------------------------------------------------------------------

       NUMBER OF           7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                501,562
    OWNED BY EACH  -------------------------------------------------------------
       REPORTING           8     SHARED VOTING POWER
        PERSON
         WITH                    3,106
                   -------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 502,677
                   -------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 220
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             504,668
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                     |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             IN
================================================================================

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                                  SCHEDULE 13D

----------------------------                         ---------------------------
  CUSIP NO. 914900-10-5                                  Page 5 of 15 Pages
----------------------------                         ---------------------------

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Robert M. Vincent
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |x|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             00 (to be determined)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                        |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.
--------------------------------------------------------------------------------

       NUMBER OF           7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                131,478
    OWNED BY EACH  -------------------------------------------------------------
       REPORTING           8     SHARED VOTING POWER
        PERSON
         WITH                    1,090
                   -------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 132,353
                   -------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             132,568
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                     |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.2%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             IN
================================================================================

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                                  SCHEDULE 13D

----------------------------                         ---------------------------
  CUSIP NO. 914900-10-5                                  Page 6 of 15 Pages
----------------------------                         ---------------------------

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Robert M. Brown
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |x|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             00 (to be determined)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                        |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.
--------------------------------------------------------------------------------

       NUMBER OF           7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                167,228
    OWNED BY EACH  -------------------------------------------------------------
       REPORTING           8     SHARED VOTING POWER
        PERSON
         WITH                    2,151
                   -------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 168,315
                   -------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             169,379
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                     |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.5%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             IN
================================================================================

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                                  SCHEDULE 13D

----------------------------                         ---------------------------
  CUSIP NO. 914900-10-5                                  Page 7 of 15 Pages
----------------------------                         ---------------------------

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Alan M. Fox
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |x|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             00 (to be determined)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                        |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.
--------------------------------------------------------------------------------

       NUMBER OF           7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                196,877
    OWNED BY EACH  -------------------------------------------------------------
       REPORTING           8     SHARED VOTING POWER
        PERSON
         WITH                    1,777
                   -------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 197,911
                   -------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             198,654
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                     |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.8%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             IN
================================================================================

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                                  SCHEDULE 13D

----------------------------                         ---------------------------
  CUSIP NO. 914900-10-5                                  Page 8 of 15 Pages
----------------------------                         ---------------------------

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Paul W. MacPhail
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |x|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             00 (to be determined)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                        |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.
--------------------------------------------------------------------------------

       NUMBER OF           7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                0
    OWNED BY EACH  -------------------------------------------------------------
       REPORTING           8     SHARED VOTING POWER
        PERSON
         WITH                    1,155
                   -------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 935
                   -------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,155
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                     |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             **
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             IN
================================================================================

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Less than .1%

                                  SCHEDULE 13D

Item 1.           Security and Issuer.

          This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Uno Restaurant Corporation, a Massachusetts corporation (the "Issuer). The address of the principal executive offices of the Issuer is 100 Charles Park Road, West Roxbury, Massachusetts 02131.

         Prior to the filing of this Schedule 13D, each of Aaron D. Spencer and Uno Associates jointly filed a statement on Schedule 13D with respect to shares of Common Stock of the Issuer. No statement on Schedule 13G or 13D has previously been filed by any other Reporting Person (as defined below).

ITEM 2.           IDENTITY AND BACKGROUND.

         This Statement is filed jointly by (a) Aaron D. Spencer, (b) Uno Associates, (c) Craig S. Miller, (d) Robert M. Vincent, (e) Robert M. Brown, (f) Alan M. Fox and (g) Paul W. MacPhail (collectively, the "Reporting Persons").

         Mr. Aaron D. Spencer, a U.S. citizen, is Chairman and a Director of the Issuer.

         Uno Associates is a general partnership owned 80% by Aaron D. Spencer and 10%, each by his two adult children, Lisa S. Cohen and Mark Spencer. Aaron
D. Spencer is deemed to be the beneficial owner of all of the shares held by Uno Associates, although Lisa S. Cohen and Mark Spencer, as partners in Uno Associates have a beneficial interest in any dividends from, or the proceeds from the sale of, such shares.

         Mr. Mark Spencer, a U.S. citizen, is a professional photographer, residing at 13 Sunset Rock Road, Andover, Massachusetts 01810. Ms. Lisa Spencer Cohen, a U.S. citizen, is a homemaker, residing at 33 Reservoir Drive, Chestnut Hill, Massachusetts 02167.

         Mr. Craig S. Miller, a U.S. citizen, is President, Chief Executive Officer and a Director of the Issuer.

         Mr. Robert M. Vincent, a U.S. citizen, is Executive Vice President - Finance, Chief Financial Officer and Treasurer of the Issuer.

         Mr. Robert M. Brown, a U.S. citizen, is Executive Vice President of the Issuer.

         Mr. Alan M. Fox, a U.S. citizen, is Executive Vice President of the Issuer and President of Uno Foods Inc., a subsidiary of the Issuer.
 .
         Mr. Paul W. MacPhail, a U.S. citizen, is Executive Vice President and Chief Operating Officer of the Issuer.

         The business address of each of the Reporting Persons is: c/o Uno Restaurant Corporation, 100 Charles Park Road, West Roxbury, Massachusetts 02132.

         During the past five years, none of the persons described in this Item 2 have been convicted in a criminal proceeding. None of such persons is, and during the past five years, none has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of funds or other consideration to be used in connection with the cash tender offer referred to in Item 4 below has not been determined. The Issuer has agreed to reimburse up to $100,000 of the Reporting Persons' expenses with respect to their discussions with a Special Committee of the Issuer's Board of Directors to determine a fair price that may be offered to the Issuer's stockholders.


ITEM 4.           PURPOSE OF TRANSACTION.

         On October 25, 2000, the Reporting Persons submitted to a Special Committee of the Issuer's Board of Directors a proposal to acquire all of the outstanding shares of Common Stock currently not owned by them, which represents approximately 38% of the Issuer's outstanding shares of Common Stock. The proposal contemplates a cash tender offer price of $8.75 per share by an entity (an "Acquisition Company") to be organized by the Reporting Persons. The proposal states that any offer will be subject to a number of conditions, including receipt of financing on terms satisfactory to the Reporting Persons and ownership by the Acquisition Company of at least 90% of the Issuer's outstanding shares following the purchase of shares pursuant to the tender offer. If at least 90%, but less than all, of the Issuer's outstanding shares would be owned by Acquisition Company as a result of the tender offer, the Reporting Persons contemplate that they would acquire all the remaining shares in a short form merger between the Issuer and Acquisition Company simultaneously with the closing of the tender offer. If the tender offer is made and shares are purchased in accordance with its terms the Reporting Persons intend to terminate the Issuer's registration under the Securities Exchange Act of 1934.

         The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as they may determine. Moreover, the Reporting Persons reserve the right to amend or withdraw the proposal at any time in their sole discretion. Except as set forth in this Item 4 and in furtherance of the proposed transaction, the Reporting Persons presently have no plans or proposals which relate or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change its plans or proposals relating to the foregoing.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) The following table sets forth the beneficial ownership of shares of common stock of the Issuer for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such shares.


                                    AMOUNT
NAME OF REPORTING                   BENEFICIALLY                 PERCENT OF
PERSON                              OWNED                        CLASS
-----------------                   ------------                 ----------
Uno Associates(1)                   1,861,977                    16.9%

Aaron D. Spencer(2)(4)              6,733,445                    61.2%

Craig S. Miller(3)(4)(5)(6)           504,668                     4.4%

Robert M. Vincent(3)(4)(5)            132,568                      1.2%

Robert M. Brown(3)(4)(5)              169,379                      1.5%

Alan M. Fox(3)(4)(5)                  198,654                      1.8%

Paul W. MacPhail(4)(5)                  1,155                       *


* Represents less than 1%.

(1) Uno Associates is a partnership owned 80% by Mr. Aaron Spencer and 10% each by his two adult children, Lisa S. Cohen and Mark Spencer, each of whom owns 220,000 shares in addition to those held by Uno Associates.

(2) Includes (i) 1,118 shares are held in account under an employee stock ownership plan, (ii) 171,018 shares are held by a charitable foundation of which Aaron D. Spencer is a trustee, (iii) 1,861,977 shares are held by Uno Associates and (iv) 24,750 shares may be acquired upon the exercise of currently exercisable options. Mr. Spencer may be deemed to share voting and dispositive power with respect to the 440,000 held by his children.

(3) Includes the following shares that may be acquired upon the exercise of currently exercisable options: Mr.Miller-467,575; Mr. Vincent-129,829; Mr. Brown-167,228; Mr. Fox-195,777.

(4) Includes the following shares held in participant accounts under the employee stock ownership provision of the Issuer's Employee Stock Ownership Plan (the "ESOP"): Mr. Brown-1,064; Mr. Fox- 743; Mr. Miller-1,791; Mr. Vincent-215; Mr. MacPhail-220. The voting power of these shares is shared with the trustees of the ESOP.

(5) Includes the following shares held in participant accounts under the 401(k) savings provision of the ESOP: Mr. Brown-1,087; Mr. Fox-1,034; Mr. Miller-1,095; Mr. Vincent-875; Mr. MacPhail-935.
The voting power of these shares is shared with the trustees of ESOP.

(6) Includes 220 shares held by Mr. Miller's spouse.

         (c) No transactions in shares were effected in the past sixty days by the persons listed in the above table.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons may act together to contribute their respective shares to the Acquisition Company which may make a cash tender offer for the remaining Issuer shares.
Also see Items 3 and 4.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Power Of Attorney

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on Schedule 13D hereby constitutes and appoints Aaron D. Spencer and Craig S. Miller, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this
Schedule 13D, and any Schedule TO or Schedule 13E-3, and any amendments thereto, related to the subject matter of this Schedule 13D, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



                                            UNO ASSOCIATES


                                            By: /s/ Aaron D. Spencer
                                               -------------------------
Dated:  November 16, 2000                          Aaron D. Spencer,
                                                   a general partner


                                            /s/ Aaron D. Spencer
                                            ----------------------------
                                            Aaron D. Spencer


                                            /s/ Craig S. Miller
                                            -----------------------------
                                            Craig S. Miller


                                            /s/ Robert M. Vincent
                                            ------------------------------
                                            Robert M. Vincent

                                            /s/ Robert M. Brown
                                            -----------------------------
                                            Robert M. Brown


                                            /s/ Alan M. Fox
                                            -----------------------------
                                            Alan M. Fox


                                            /s/ Paul W. MacPhail
                                            -----------------------------
                                            Paul W. MacPhail

                                                                       EXHIBIT 1


                             Joint Filing Agreement


         The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Uno Restaurant Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                                            UNO ASSOCIATES


                                            By: /s/ Aaron D. Spencer
                                               -----------------------
Dated:  November 16, 2000                          Aaron D. Spencer,
                                                   a general partner


                                            /s/ Aaron D. Spencer
                                            --------------------------
                                            Aaron D. Spencer


                                            /s/ Craig S. Miller
                                            ---------------------------
                                            Craig S. Miller


                                            /s/ Robert M. Vincent
                                            ----------------------------
                                            Robert M. Vincent


                                            /s/ Robert M. Brown
                                            ----------------------------
                                            Robert M. Brown


                                            /s/ Alan M. Fox
                                            -----------------------------
                                            Alan M. Fox


                                            /s/ Paul W. MacPhail
                                            -----------------------------
                                            Paul W. MacPhail